

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 7, 2023

VIA EMAIL

MikeRosella@paulhastings.com

Michael R. Rosella, Esq.
Paul Hastings LLP
200 Park Avenue
New York, NY 10166

Re: Brookfield Real Assets Income Fund Inc., et al.; File No. 812-15311

Dear Mr. Rosella:

By Form APP-WD filed with the Securities and Exchange Commission on December 22, 2022, the above-captioned application, filed under the Investment Company Act of 1940, was requested to be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Kyle R. Ahlgren

Kyle R. Ahlgren
Branch Chief
Chief Counsel's Office

cc: Laura L. Solomon
       Alexandra Marghella